September 17, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	FireEye, Inc.
Registration Statement on Form S-1 (File No. 333-190338)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 9, 2013 and the date hereof, 10,116 copies of the Preliminary Prospectus dated September 9, 2013 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 19, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

As representatives of the

Prospective Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Jon Redmond
	Name:	Jon Redmond
	Title:	Executive Director

By:	Goldman, Sachs & Co.

By:	/s/ Adam T. Greene
	Name:	Adam Greene
	Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Michael Millman
	Name:	Michael Millman
	Title:	Managing Director

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President